EXHIBIT 99.1
Risk Factors relating to the acquisition of Manugistics
JDA may be unable to successfully integrate the businesses of Manugistics with its own businesses.
If the merger occurs, JDA and Manugistics, each of which had previously operated independently, will have to integrate their operations. The integration would require significant efforts, including the coordination of product development, sales and marketing efforts, service and support activities and administrative operations. JDA may find it difficult to integrate the operations of Manugistics. The combined company will have a large number of employees in widely dispersed operations in Arizona, California, Maryland, Europe, Asia Pacific, Latin America and other domestic and foreign locations, which will increase the difficulty of integrating operations. Manugistics personnel may leave Manugistics or the combined company because of the merger. Manugistics customers, distributors or suppliers may terminate their arrangements with Manugistics or the combined company, or demand amended terms to these arrangements. The challenges involved in this integration include, but are not limited to, the following:
•	retaining existing customers and strategic partners of each company;
•	retaining and integrating management and other key employees of the combined company;
•	coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;
•	effectively managing the diversion of management’s attention from business matters to integration issues;
•	combining product offerings and incorporating acquired software, technology and rights from the companies’ different technology platforms (.Net vs. Java) into the product offerings of the combined company effectively and quickly;
•	integrating sales efforts so that customers can do business easily with the combined company;
•	transitioning all facilities to a common information technology environment;
•	combining the business cultures of JDA and Manugistics;
•	effectively offering products and services of JDA and Manugistics to each other’s customers;
•	anticipating the market needs ad achieving market acceptance of our products and services;
•	bringing together the companies’ marketing efforts so that the industry receives useful information about the merger, and customers perceive value in the combined company’s products and services;
•	development and maintaining uniform standards, controls, procedures and policies; and
•	Compliance with local law as we take steps to integrate and rationalize operations in a significant number of geographic locations.
The merger may fail to achieve beneficial synergies.
JDA and Manugisitcs have entered in to the merger agreement with the expectation that the merger will result in beneficial synergies such as cost reductions and improving the stability of the combined company’s revenues. Achieving these anticipated synergies and the potential benefits underlying the two companies’ reason for entering into the merger will depend in part on the success of integrating JDA’s and Manugistics’ businesses. It is not certain that JDA can successfully integrate Manugistics business in a timely matter or at all, or that any of the anticipated benefits will be realized. Risks from an unsuccessful integration of the companies include:
•	the potential disruption of the combined company’s ongoing business and the distraction of its management;
•	the risk that the customers of JDA and/or Manugistics may defer purchasing decisions due to disagreements with the combined company on its strategic direction and product initiatives;
•	the risk that Manugistics’ customers abandon or reject products offered by the combined company, including Manugistics products that are integrated into JDA’s business, such as additional software products, hosted applications and supply management products and services;
•	the risk that it may be more difficult to retain key management, marketing, and technical personnel after the merger;
•	the risk that costs and expenditures for retaining personnel, eliminating unnecessary resources and integrating the businesses are greater than anticipated;
•	the risk that the combined company cannot increase sales of its products;
•	the risk that integrating and changing the businesses will impair the combined company’s relationships with JDA’s and Manugistics their customers and business partners; and
•	the risk that competitors could successfully exploit market uncertainty about the benefits of our combination with Manugistics.
Even if JDA is able to integrate Manugisitcs’ operations with JDA’s operations, there can be no assurance that the anticipated synergies will be achieved. The failure to achieve such synergies could adversely affect the business, results of operations and financial condition of the combined company.
JDA and Manugistics expect to incur significant costs associated with the merger.
JDA and Manugistics expect to incur approximately $25 million in transaction costs, integration costs, termination costs, and other fees to consummate the merger. In addition, the combined entity may incur charges to operations, which are not currently estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. If the benefits of the merger do not exceed the costs of integrating the businesses of JDA and Manugistics, the combined company’s financial results may be adversely affected.
If the merger is not completed, JDA’s stock price and future business and operations could be harmed.
There are many conditions to JDA’s and Manugistics obligations to complete the merger. Some of these conditions are beyond JDA’s and Manugistics control. In addition, each party has the right to terminate the merger agreement under various circumstances, which include Manugistics’ right to terminate the merger agreement (upon payment to JDA of a termination fee) to accept an acquisition proposal its board of directors has determined is superior to the merger with JDA.
JDA may be subject to the following risks:
•	the price of JDA common stock may change to the extent that the current market prices of JDA common stock reflects an assumption that the merger will be completed, or in response to other factors;
•	there may be substantial disruption to the businesses of JDA and distraction of our workforce and management team;

•	JDA would fail to derive the benefits expected to result from the merger; and
•	JDA may be subject to litigation related to the merger.
In addition, in response to the announcement of the merger, customers and/or suppliers of JDA and Manugistics may delay or defer product purchase or other decisions. Any delay or deferral in product purchase or other decisions by customers or suppliers could adversely affect the business of the combined company, regardless of whether the merger is ultimately completed. Similarly, current and prospective JDA and/or Manugistics employees may experience uncertainty about their future roles with JDA until the merger is completed and until JDA’s strategies with regard to the integration of operations of JDA and Manugistics are announced or executed. This may adversely affect JDA’s and/or Manugistics’ ability to attract and retain key management, sales, marketing and technical personnel. The variable sales cycle of some of the combined company’s products makes it difficult to predict operating results.
If the combined company receives any significant cancellation or deferral of customer orders, or it is unable to conclude license negotiations by the end of a fiscal quarter, its operating results may be lower than anticipated. In addition, any weakening or uncertainty in the economy may make it more difficult for it to predict quarterly results in the future, and could negatively impact the combined company’s business, operating results and financial condition for an indefinite period of time.
If the combined company is unable to develop new and enhanced products that achieve widespread market acceptance, it may be unable to recoup product development costs, and its earnings and revenue may decline.
The combined company’s future success depends on its ability to address the rapidly changing needs of its customers by developing and introducing new products, product updates and services on a timely basis. The combined company also must extend the operation of its products to new platforms and keep pace with technological developments and emerging industry standards in both of JDA’s and Manugistics’ businesses. The combined company commits substantial resources to developing new software products and services. If the markets for these new products do not develop as anticipated, or demand for the combined company’s products and services in these markets does not materialize or occurs more slowly than the combined company expects, the combined company will have expended substantial resources and capital without realizing sufficient revenue, and the combined company’s business and operating results could be adversely affected.
We believe that significant investments in research and development are required by the combined company to remain competitive, and that its ability to quickly develop and deliver products to the market is critical to the combined company’s success. The combined company’s future performance will depend in large part on its ability to enhance existing products through internal development and strategic partnering, internally develop new products that leverage both the combined company’s existing customers and sales force, and strategically acquire complementary retail point and collaborative solutions that add functionality for specific business processes to an enterprise-wide system. If clients experience significant problems with implementation of the combined company’s products or are otherwise dissatisfied with the/r functionality or performance or if they fail to achieve market acceptance for any reason, the combined/company’s market reputation could suffer, and it could be subject to claims for significant damages. Although the combined company’s customer agreements contain limitation of liability clauses and exclude consequential damages, there can be no assurances that such contract provisions will be enforced. Any such damages claim could impair the combined company’s market reputation and could have a material adverse effect on the combined company’s business, operating results and financial condition.
The market success of combined offerings by the combined company may be limited if we are unable to successfully integrate, either technically or from a marketing perspective, our respective products.

One of the most important reasons for our acquisition of Manugistics is the opportunity to offer the most complete, vertically integrated software solution to the global demand chain, which includes the participants in the supply of goods to consumers from manufacturers and wholesalers, through the warehouse and distribution centers, to the retail store. To fully realize the benefits of this acquisition the combined company will need to successfully integrate, both technically and from a marketing perspective, the currently separate offerings of JDA and Manugistics. We plan to devote significant research and development, and sales and marketing efforts to achieve this integration. However, integration of our product and marketing efforts will be difficult, and we may not achieve successful integration as rapidly as we expect. If we cannot successfully integrate our respective technologies and products, or if the market for a more fully integrated solution does not exist or does not develop as we anticipate, we will have expended substantial resources and capital without realizing the anticipated benefits and our future business and operating results could be adversely affected.
The combined company will operate in a very competitive environment.
The markets in which JDA and Manugistics compete are intensely competitive and characterized by large and consolidating competitors, rapidly changing technology and evolving standards. We expect the combined company will continue to experience vigorous competition from current competitors and new competitors, some of whom may have significantly greater financial, technical, marketing and other resources. Companies such as SAP AG, Oracle Corporation, i2 Technologies, Logility, Inc. Manhattan Associates and SAS/Marketmax will compete with the combined company across a wide range of its enterprise software products, offering products competitive with JDA’s Retail Enterprise Systems, In-Store Systems and Collaborative Solutions and Manugistics’ supply chain, demand and revenue management software products. Many other companies will compete in specific areas of the combined company’s business. In the market for consulting services, Accenture, IBM Global Services, Cap Gemini, Kurt Salmon Associates and Lakewest Consulting will compete with the combined company in consulting services that it provides.
As the retail industry continues to adopt existing and new information technologies, the combined company expects competition and pricing pressures to increase further, and competitors may adopt new pricing and sales models to which the combined company is unable to adapt or adequately respond. This competition could result in, among other things, price reductions, fewer customer orders, reduced gross margins and loss of market share, any of which could have a material adverse effect on the combined company’s business, operating results and financial condition.
Because a significant portion of JDA’s total assets will be represented by goodwill, which is subject to mandatory impairment evaluation, and other intangibles, JDA could be required to write off some or all of this goodwill and other intangibles, which may adversely affect the combined company’s financial condition and results of operations.
JDA will account for the acquisition of Manugistics using the purchase method of accounting. A portion of the purchase price for this business will be allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the merger. Any excess purchase price, which is likely to constitute a significant portion of the purchase price, will be allocated to goodwill. If the merger is completed, a significant portion of the combined company’s total assets will be comprised of goodwill and other intangibles.
If the combined company fails to perform at the projected rate of earnings prepared at the time of the acquisition, the intangible assets and goodwill recorded on this transaction may be impaired and we would be required to write-off some or all of these assets in accordance with the Financial Accounting Standards

Board’s Statement No. 142, Goodwill and Other Intangible Assets. Such adjustments could have a material adverse effect on the combined company’s business, operating results and financial condition.
JDA will incur significant indebtedness in order to finance the acquisition, which will limit our operating flexibility.
In order to finance the acquisition consideration and repay certain indebtedness of Manugistics, JDA will incur approximately $225 million in indebtedness. This significant indebtedness may:
•	require JDA to dedicate a significant portion of its cash flow from operations to payments on its debt, thereby reducing the availability of cash flow to fund capital expenditures, to pursue other acquisitions or investments in new technologies and for general corporate purposes;
•	increase JDA’s vulnerability to general adverse economic conditions, including increases in interest rates; and
•	limit JDA’s flexibility in planning for, or reacting to, changes in or challenges relating to its business and industry.
In addition, the terms of the financing obligations JDA will incur in order to finance the acquisition consideration will contain restrictions, including limitations on JDA’s ability to, among other things:
•	incur additional indebtedness;
•	create or incur liens;
•	dispose of assets;
•	consolidate or merge with or acquire another entity;
•	pay dividends, redeem shares of capital stock or effect stock repurchases; and
•	make loans and investments.
These restrictions will be applicable to JDA after the acquisition. A failure to comply with these restrictions could result in a default under these financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could have a material adverse effect on our business, financial condition or results of operations.